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Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

        ECA Marcellus Trust I (the "Trust") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its Common Units of Beneficial Interest, which are referred to in this exhibit as "Trust units."

Description of the Trust Units

        Each Trust unit is a unit of beneficial interest in the Trust and is entitled to receive cash distributions from the Trust on a pro rata basis.

Distributions and Income Computations

        Cash distributions to Trust unitholders are made from available funds of the Trust for each calendar quarter. Production payments due to the Trust with respect to any calendar quarter are accrued based on estimated production volumes attributable to the Trust properties during such quarter (as measured at Greylock Production, LLC ("Greylock Production") metering systems) and market prices for such volumes. Greylock Production makes a payment to the Trust equal to such accrued amounts within 30 days of the end of each such calendar quarter. After receipt of such payment, The Bank of New York Mellon Trust Company, N.A., the trustee of the Trust (the "Trustee"), determines for such calendar quarter the amount of funds available for distribution to the Trust unitholders. Available funds are the excess cash, if any, received by the Trust over the Trust's expenses for that quarter, reduced by any net increases to reserves. Any difference between the payment made by Greylock Production to the Trust with respect to a calendar quarter and the actual cash production payments relative to the Trust properties received by Greylock Production will be netted to or against future payments by Greylock Production to the Trust.

        The amount of available funds for distribution each quarter is payable to the Trust unitholders of record on or about the 45th day following the end of such calendar quarter or such later date as the Trustee determines is required to comply with legal or stock exchange requirements. The Trust distributes available cash on or about the 60th day (or the next succeeding business day following such day if such day is not a business day) following such calendar quarter to each person who was a Trust unitholder of record on the quarterly record date.

        Unless otherwise advised by counsel or the IRS, the Trustee will treat the income and expenses of the Trust for each month as belonging to the Trust unitholders of record on the first business day of the month.

Transfer of Trust Units

        Trust unitholders may transfer their Trust units in accordance with the Trust Agreement, as amended and restated (the "Trust Agreement"), among Energy Corporation of America, as Trustor, the Trustee, and Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee"). The Trustee does not require either the transferor or transferee to pay a service charge for any transfer of a Trust unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any Trust unit as shown by its records as the owner of the Trust unit. The Trustee will not be considered to know about any claim or demand on a Trust unit by any party except the record owner. A person who acquires a Trust unit after any quarterly record date will not be entitled to any distribution relating to that quarterly record date. Delaware law governs all matters affecting the title, ownership or transfer of Trust units.

Periodic Reports

        The Trustee files all required Trust federal and state income tax and information returns. The Trustee prepares and mails to each Trust unitholder a Schedule K-1 to enable unitholders to correctly report their respective share of the income and deductions of the Trust. The Trustee also causes to be prepared and filed reports required to be filed under the Exchange Act and by the rules of the New York Stock Exchange.

        Each Trust unitholder and such unitholder's representatives may examine, for any proper purpose, during reasonable business hours, the records of the Trust.

Liability of Trust Unitholders

        Under the Delaware Statutory Trust Act, Trust unitholders will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. Nevertheless, courts in jurisdictions outside of Delaware may not give effect to such limitation.

Voting Rights of Trust Unitholders

        The Trustee or Trust unitholders owning at least 10% of the outstanding Trust units may call meetings of Trust unitholders. The Trust will be responsible for all costs associated with calling a meeting of Trust unitholders unless such meeting is called by the Trust unitholders, in which case the Trust unitholders will be responsible for all costs associated with calling such meeting of Trust unitholders. Meetings must be held in such location as the Trustee designates in the notice of such meeting. The Trustee must send written notice of the time and place of the meeting and the matters to be acted upon to all of the Trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders holding a majority of Trust units outstanding must be present in person or represented by proxy to have a quorum. Each Trust unitholder is entitled to one vote for each Trust unit owned.

        Unless otherwise required by the Trust Agreement, a matter may be approved or disapproved by the vote of a majority of the Trust units held by the Trust unitholders at a meeting where there is a quorum. This is true, even if a majority of the total outstanding Trust units did not approve it. The affirmative vote of the holders of a majority of the outstanding Trust units is required to:

  •
  dissolve the Trust (except in accordance with its terms);

  •
  remove the Trustee or the Delaware Trustee;

  •
  amend the Trust Agreement, the royalty conveyances, the Administrative Services Agreement and the Royalty Interest Lien (except with respect to certain matters that do not adversely affect the right of Trust unitholders in any material respect);

  •
  merge or consolidate the Trust with or into another entity; or

  •
  approve the sale of all or any material part of the assets of the Trust,

except that if any of the matters listed above (except removal of the Trustee or the Delaware Trustee) would result in a materially disproportionate benefit to Greylock Production or its affiliates compared to other owners of Trust units (to the extent that Greylock Production or any of its affiliates were to own any Trust units at that time), the affirmative vote of the holders of a majority of Trust units, excluding Trust units owned by Greylock Production and its affiliates, is required.

        In addition, certain amendments to the Trust Agreement may be made by the Trustee without approval of the Trust unitholders. The Trustee must consent before all or any part of the Trust assets can be sold except in connection with the dissolution of the Trust or limited sales directed by Greylock Production in conjunction with its sale of Underlying Properties (as defined in the Annual Report on Form 10-K with which this exhibit is filed).

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  Exhibit 4.1
DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Description of the Trust Units